FORM 6-K
________________________________________
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of August 2019
________________________________________
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
________________________________________
1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)
________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
Pursuant to the Financial Instruments and Exchange Act of Japan, Takeda Pharmaceutical Company Limited filed its Quarterly Securities Report for The Three Months Period Ended June 30, 2019 with the Director of the Kanto Local Finance Bureau in Japan on August 9, 2019. An English translation of such report is included as an exhibit hereto.
EXHIBIT

Exhibit Number
1.	(English Translation) Quarterly Securities Report For The Three Months Period Ended June 30, 2019

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: August 9, 2019	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

Quarterly Securities Report
(The first quarter of 143th Business Term)
for The Three Months Period Ended June 30, 2019
TAKEDA PHARMACEUTICAL COMPANY LIMITED
AND ITS SUBSIDIARIES

[Cover]
[Document Filed]	Quarterly Securities Report
[Applicable Law]	Article 24-4-7, paragraph 1 of the Financial Instruments and Exchange Act of Japan
[Filed with]	Director, Kanto Local Finance Bureau
[Filing Date]	August 9, 2019
[Fiscal period]	The 1st quarter of 143th Business Term (from April 1, 2019 to June 30, 2019)
[Company Name]	Takeda Pharmaceutical Company Limited
[Title and Name of Representative]	Representative Director, President & Chief Executive Officer Christophe Weber
[Address of Head Office]	1-1, Doshomachi 4-chome, Chuo-ku, Osaka
(Address of the registered head office)
[Telephone Number]	Not applicable
[Name of Contact Person]	Not applicable
[Nearest Place of Contact]	1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo
(Global Headquarters)
[Telephone Number]	+81-3-3278-2111 (Main telephone number)
[Name of Contact Person]	Head of Global Consolidation and Japan Reporting, Global Finance
Norimasa Takeda
[Place for public inspection]	Takeda Pharmaceutical Company Limited (Global Headquarters)
(1-1, Nihonbashi Honcho 2-chome, Chuo-ku, Tokyo)
Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)
Nagoya Stock Exchange, Inc.
(8-20, Sakae 3-chome, Naka-ku, Nagoya)
Fukuoka Stock Exchange
(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)
Sapporo Stock Exchange
(14-1, Minamiichijonishi 5-chome, Chuo-ku, Sapporo)

A. Company Information
I. Overview of Takeda
1. Key Consolidated Financial Data

	JPY (millions), unless otherwise indicated
	Three months period ended June 30	Three months period ended June 30	For the year ended March 31
Term	2018	2019	2019
Revenue	449,834	849,121	2,097,224
Profit (loss) before tax	93,863	(25,186)	94,896
Net profit (loss) for the period (year)	78,080	(20,636)	109,014
Net profit (loss) attributable to owners of the Company	78,242	(20,660)	109,126
Total comprehensive income (loss) for the period (year)	89,351	(152,263)	99,192
Total equity	2,066,574	4,874,451	5,163,588
Total assets	4,159,577	13,550,424	13,900,023
Basic earnings (loss) per share (JPY)	100.05	(13.28)	113.50
Diluted earnings (loss) per share (JPY)	99.49	(13.28)	112.86
Ratio of equity attributable to owners of the Company to total assets (%)	49.1	35.9	37.1
Net cash from (used in) operating activities	40,471	120,789	328,479
Net cash from (used in) investing activities	(17,090)	(41,603)	(2,835,698)
Net cash from (used in) financing activities	(82,164)	(177,700)	2,946,237
Cash and cash equivalents at the end of the period (year)	231,480	593,745	702,093

(Note 1)	“Revenue” does not include the Value Added Tax.

(Note 2)	All amounts shown are rounded to the nearest million JPY.

(Note 3)	The numbers for the three months period ended June 30, 2018 and 2019 are based on the condensed interim consolidated financial statements prepared in accordance with IAS 34.

(Note 4)
Takeda revised the provisional fair value for the assets acquired and the liabilities assumed related to business combinations for the three months period ended June 30, 2019. From this reason, the corresponding balances in the Consolidated Statements of Financial Position as of March 31, 2019 were retrospectively revised. The Key Consolidated Financial Data for the year ended March 31, 2019 was restated to reflect this change. For details, please refer to "Notes to Condensed Interim Consolidated Financial Statements Note 12 Business Combinations".

2. Business Overview
There has been no significant change in our business for the three months period ended June 30, 2019.
Changes in number of our group companies were as follows:
During the three months period ended June 30, 2019, Takeda added 12 subsidiaries and 2 associates accounted for using the equity method while deconsolidated 12 entities from consolidated entities and 2 entities from associates accounted for using the equity method. These changes include an acquisition of Vascular Plazma Kft and its subsidiaries, liquidations of subsidiaries acquired in the Shire acquisition, and a contribution in kind of shares in Axcelead Drug Discovery Partners Inc., which was a former consolidated subsidiary of Takeda, to Drug Discovery Gateway Investment Limited Partnership.
As a result, as of June 30, 2019, Takeda Group consisted of 377 entities including 357 consolidated subsidiaries (including partnerships) and 19 associates accounted for using the equity method as well as Takeda Pharmaceutical Company Limited.

II. Operating and Financial Review
1. Risk Factors
For the three months period ended June 30, 2019, there were no unusual changes in our business performance, financial position, and cash flows, as well as no significant changes in the risk factors compared to what we reported in our Annual Securities Report for the year ended March 31, 2019 which was filed in Japan.
2. Analysis on Business Performance, Financial Position and Cash Flows
(1) Consolidated Financial Results (April 1 to June 30, 2019):

	JPY (billions)
	FY2018 Q1	FY2019 Q1	Change versus the same period of the previous year
Revenue	449.8	849.1	399.3	88.8%
Cost of Sales	(120.6)	(300.6)	(180.0)	149.3%
Selling, General and Administrative expenses	(145.0)	(239.2)	(94.2)	64.9%
Research and Development expenses	(72.0)	(116.9)	(44.9)	62.4%
Amortization and Impairment Losses on Intangible Assets Associated with Products	(24.0)	(148.3)	(124.2)	517.2%
Other Operating Income	9.3	6.7	(2.6)	(28.2)%
Other Operating Expenses	1.4	(41.0)	(42.3)	—
Operating Profit	98.9	9.9	(89.0)	(90.0)%
Finance Income	6.2	8.7	2.4	39.2%
Finance Expenses	(14.8)	(46.1)	(31.3)	211.4%
Share of Profit of Investments Accounted for Using the Equity Method	3.6	2.3	(1.2)	(34.2)%
Profit (Loss) Before Income Tax	93.9	(25.2)	(119.0)	(126.8)%
Income Tax Expenses	(15.8)	4.6	20.3	(128.8)%
Net Profit (Loss) for the Period	78.1	(20.6)	(98.7)	(126.4)%
Revenue. Revenue for the period was 849.1 billion JPY, an increase of 399.3 billion JPY, or 88.8%, compared to the same period of the previous year. Three months of revenue from products obtained through the acquisition of Shire (392.2 billion JPY) contributed to the growth.
Year-on-year change in revenue for this three months period in each of the therapeutic areas was primarily attributable to the following products:

•
GI. In Gastroenterology, revenue was 171.6 billion JPY, a year-on-year increase of 47.6 billion JPY, or 38.4%. Growth was driven by ENTYVIO (for ulcerative colitis (UC) and Crohn’s disease (CD)), Takeda's top-selling product, with sales of 83.9 billion JPY, a year-on-year increase of 22.6 billion JPY, or 36.9%. U.S. market share growth was driven by further penetration of bio-naïve segment in UC and CD. In Japan, sales were increased with newly approved CD indication, and most recently, a regulatory filing was submitted in China. Sales of TAKECAB (for acid-related diseases) were 18.3 billion JPY, an increase of 4.0 billion JPY, or 28.1% versus the same period of the previous year. The increase was driven by the expansion of new prescriptions in the Japanese market due to TAKECAB's efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. Sales of GATTEX/REVESTIVE (for short bowel syndrome), obtained through the acquisition of Shire, added 15.1 billion JPY to our revenue.

•
Rare Diseases. Products obtained through the acquisition of Shire contributed 170.7 billion JPY of revenue in Rare Diseases in the period. The biggest contributors in each area were ELAPRASE in Rare Metabolic (for Hunter syndrome), ADVATE in Rare Hematology (for hemophilia A), and TAKHZYRO, a prophylaxis against Hereditary Angioedema, with sales of 18.8 billion JPY, 42.7 billion JPY, and 14.5 billion JPY, respectively.

•
PDT Immunology. In PDT (Plasma-Derived Therapies) Immunology, revenue increased by 86.0 billion JPY to 90.2 billion JPY, predominantly due to the addition of products obtained through the acquisition of Shire. Aggregate sales of immunoglobulin products were 68.0 billion JPY, and in particular, GAMMAGARD LIQUID (mainly for the treatment of primary immunodeficiency (PID) and multifocal motor neuropathy (MMN)) continued to build its position as a highly recognized intravenous immunoglobulin brand that is the standard of care treatment for PID and MMN in the U.S.. Aggregate sales of albumin products including ALBUMIN GLASS and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 22.2 billion JPY.

•
Oncology. In Oncology, revenue was 106.5 billion JPY, a year-on-year increase of 7.5 billion JPY, or 7.6%. Sales of NINLARO (for multiple myeloma) were 18.3 billion JPY, an increase of 4.3 billion JPY, or 30.8%, versus the same period of the previous year, reflecting strong growth in sales particularly in several regions such as the U.S. and China. Additionally, sales of ADCETRIS (for malignant lymphomas) increased by 1.8 billion JPY, or 16.4%, to 12.7 billion JPY, reflecting strong growth in sales particularly in Japan where it has obtained an additional indication as a frontline treatment option for CD30-positive Hodgkin lymphoma. ALUNBRIG (for non-small cell lung cancer) increased by 0.6 billion JPY, or 52.8% to 1.7 billion JPY, as it continues to launch in European countries, and VELCADE (for multiple myeloma) slightly increased its sales by 0.3 billion JPY, or 1.0% compared to the same period of the previous year with 31.7 billion JPY.

•
Neuroscience. In Neuroscience, revenue was 111.9 billion JPY, a year-on-year increase of 87.6 billion JPY, or 360.4%. This increase was largely attributable to the neuroscience portfolio obtained through the Shire acquisition, including VYVANSE (for attention deficit hyperactivity disorder (ADHD)) which added 68.8 billion JPY of sales. TRINTELLIX (for major depressive disorder (MDD)) sales were 17.4 billion JPY, an increase of 3.3 billion JPY, or 23.4%, versus the same period of the previous year driven by increase in new patients and improved persistence on therapy.

Revenue by Geographic Region:

	JPY (billions); percentages are portion of total revenue
Revenue:	FY2018 Q1		FY2019 Q1
Japan	144.3	32.1%	152.3	17.9%
United States	161.1	35.8%	415.7	49.0%
Europe and Canada	79.1	17.6%	165.2	19.5%
Russia/CIS	14.1	3.1%	19.0	2.2%
Latin America	18.5	4.1%	37.4	4.4%
Asia (excluding Japan)	26.9	6.0%	41.0	4.8%
Other	5.8	1.3%	18.5	2.2%
Total	449.8	100.0%	849.1	100.0%
Cost of Sales. Cost of Sales increased 180.0 billion JPY, or 149.3%, to 300.6 billion JPY compared to the same period of the previous year. This was primarily caused by the inclusion of Cost of Sales related to the sale of products obtained in the Shire acquisition and by the 84.5 billion JPY non-cash charge, mainly from the unwind of the fair value step up on the inventory. These effects were partially offset by a decrease in Cost of Sales for legacy Takeda products, primarily due to a more favorable product mix.
Selling, General and Administrative (SG&A) expenses. SG&A expenses increased 94.2 billion JPY, or 64.9%, to 239.2 billion JPY compared to the same period of the previous year, primarily due to expenses relating to the acquired operations of Shire. This increase was partially offset by the favorable impact of the Global Opex Initiative*1 and cost synergies from Shire integration.

*1	Takeda's global operating expense reduction initiative with the aim of delivering annual margin improvements driven by reduced consumption, procurement initiatives and organizational optimization.

Research and Development (R&D) expenses. R&D expenses increased 44.9 billion JPY, or 62.4%, to 116.9 billion JPY, primarily resulting from costs for the R&D programs acquired from Shire.
Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products increased by 124.2 billion JPY, or 517.2%, to 148.3 billion JPY compared to the same period of the previous year. This primarily represents 109.1 billion JPY amortization of intangible assets related to the assets obtained through Shire acquisition and an impairment charge of 15.6 billion JPY related to the Company's decision to terminate the SHP616 AMR program following the interim readout in May 2019.

Other Operating Income. Other Operating Income decreased 2.6 billion JPY, or 28.2%, to 6.7 billion JPY compared to the same period of the previous year. The decrease was primarily due to decreased gains on sale of Property, Plant and Equipment of 5.1 billion JPY compared to the same period of previous year which was partially offset by a 2.2 billion JPY gain on sale of the shares of Axcelead Drug Discovery Partners, Inc. recorded in the current period.
Other Operating Expenses. Other Operating Expenses increased by 42.3 billion JPY to 41.0 billion JPY compared to the same period of the previous year, primarily due to an increase of 27.5 billion JPY in restructuring expenses resulting from the Shire integration. The valuation reserve for pre-launch inventories also was negatively impacted by 12.3 billion JPY comprised of a 3.1 billion JPY recorded for the three months period ended June 30, 2019 and a 9.2 billion JPY reversal of valuation reserve for pre-launch inventories recorded in the same period of the previous year.
Operating Profit. As a result of the above factors, Operating Profit decreased by 89.0 billion JPY, or 90.0% compared to the same period of the previous year to 9.9 billion JPY.
Net Finance Income / (Expenses). Net Finance Expenses were 37.4 billion JPY in the current period, an increase of 28.8 billion JPY compared to the same period of previous year, mainly due to interest on bonds and loans used to partially fund the Shire acquisition as well as interest on debt assumed from Shire.

Income Tax expenses. Income Tax Expenses decreased 20.3 billion JPY, or 128.8% from 15.8 billion JPY for the same period of the previous year to tax benefit of 4.6 billion JPY for the current period. This decrease was mainly due to decrease in Profit Before Tax resulting from the impact of purchase price allocation, such as amortization expense and inventory unwind, and integration costs, related to the Shire acquisition.
Net Profit (Loss) for the Period. Net Profit (Loss) for the Period decreased 98.7 billion JPY, or 126.4%, to (20.6) billion JPY for the period ended June 30, 2019.
Underlying Results (April 1 to June 30, 2019)
Definition of Core and Underlying Growth
Takeda uses the concept of Underlying Growth for internal planning and performance evaluation purposes.

Underlying Growth compares two periods (fiscal quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis and exclude the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance.

Takeda uses "Underlying Revenue Growth," "Underlying Core Operating Profit Growth," and "Underlying Core EPS Growth" as key financial metrics.

Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures occurred during the reported periods.

Underlying Core Operating Profit represents Core Operating Profit (as defined below) on a constant currency basis and further adjusted to exclude the impacts of divestitures occurred during the reporting periods presented.

Core Operating Profit*1 represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as purchase accounting effects and transaction related costs.
*1 From FY2019, Takeda renamed "Core Earnings" to "Core Operating Profit." Its definition has not changed.
Underlying Core EPS represents net profit based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period.

Underlying Results

FY2019 Q1
Underlying Revenue Growth*2	-0.8%
Underlying Core Operating Profit Margin	32.4%
Underlying Core EPS	123.56 JPY
*2 Growth versus FY2018 Q1 pro-forma revenue (3-month April-June 2018 combined revenue of Legacy Takeda and Legacy Shire, excluding oncology business and conformed to IFRS with no material differences)

Underlying Revenue Growth was -0.8% compared to the same three months period of the previous year. Revenue attributable to Takeda’s 14 global brands*3 grew by 22.2%, which was fully offset by the negative impact mainly from intensified competition and generic erosion lead to an overall decrease in underlying revenue.
*3    Takeda's 14 global brands
GI: ENTYVIO, GATTEX/REVESTIVE, ALOFISEL
Rare Diseases: NATPARA, ADYNOVATE/ADYNOVI, TAKHZYRO, ELAPRASE, VPRIV
PDT Immunology: GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU, ALUBUMIN/FLEXBUMIN
Oncology: NINLARO, ALUNBRIG

•
GI. In Gastroenterology, underlying revenue increased by 7.9% compared to the same period of the previous year. Growth of ENTYVIO (+36.8%) and TAKECAB (+28.1%) fully absorbed the declines of off-patented products such as pantoprazole (-25.0%), lansoprazole (-18.9%), and LIALDA (-51.7%), which all faced further generic erosion.

•
Rare Diseases. In Rare Diseases, underlying revenue decreased by 9.9% due to higher competitive pressure. This was especially the case in Rare Hematology (-12.6%), where sales of both ADVATE (-18.1%) and FEIBA (-36.8%) for hemophilia A significantly declined largely due to competition, partially offset by growth of ADYNOVATE (+25.9%), our extended half-life product. Declines in therapies for Hereditary Angioedema (-19.9%) reflect lower sales of CINRYZE (-50.8%) and FIRAZYR (-60.4%) due to stocking in the prior year, fewer patients on CINRYZE, and less utilization of FIRAZYR, partially offset by TAKHZYRO sales in the U.S.

•
PDT Immunology. Underlying revenue of PDT Immunology was stable at 1.6% growth. Immunoglobulin products declined by 1.9% due to phasing of IVIG (intravenous immunoglobulin) shipments offset in part by growth in SCIG (subcutaneous immunoglobulin) patients on therapy. Albumin products increased by 14.1%.

•
Oncology. In Oncology, the year-over-year increase was 8.1%, led by NINLARO (+29.8%) and ADCETRIS (+26.6%). ALUNBRIG also marked a growth rate of 51.1%. The only Oncology product that declined on an underlying basis was VELCADE (-1.3%) with ex-US royalty income decreased by 30.9% due to generic entry in Europe in late April.

•
Neuroscience. In Neuroscience, underlying revenue increased by 10.1% due to the growth of VYVANSE (+12.8%) and TRINTELLIX (+20.7%), both of which are leading branded medications in the U.S. for ADHD and MDD, respectively. ADDERALL XR declined by 36.6% due to greater impacts from generic competition.

Underlying Revenue Growth*4 by Therapeutic Area
GI	+7.9%
Rare Diseases	-9.9%
Rare Metabolic	+3.9%
Rare Hematology	-12.6%
Hereditary Angioedema	-19.9%
PDT Immunology	+1.6%
Oncology	+8.1%
Neuroscience	+10.1%
Other	-9.7%
Total	-0.8%
*4 Growth versus FY2018 Q1 pro-forma revenue (3-month April-June 2018 combined revenue of Legacy Takeda and Legacy Shire, excluding oncology business and conformed to IFRS with no material differences)

Major non-recurring items and the impact of divestitures excluded to calculate Underlying Revenue:

•
Revenue of former subsidiaries, Guangdong Techpool Bio-Pharma Co., Ltd. ("Techpool"), and Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda. ("Multilab"), is excluded from the same period of the prior year consolidated revenue as both subsidiaries were divested in the fiscal year ended March 31, 2019.

•
Net sales from XIIDRA, which the divestiture was completed in July 2019, and TACHOSIL are excluded from both the current period and the same period of the prior year as Takeda agreed in May 2019 to divest these products, with completion of both divestitures expected to occur within FY2019.

Underlying Core Operating Profit Margin for the current period was 32.4%, reflecting a favorable impact of the Global Opex Initiative and cost synergies from the Shire integration.

Core Operating Profit, which excludes items unrelated to Takeda's core operations such as Shire integration related costs and non-cash expenses from purchase accounting, for the period was 283.0 billion JPY.

Underlying Core EPS for the current period was 123.56 JPY.

(2) Consolidated Financial Position
Assets. Total Assets as of June 30, 2019 were 13,550.4 billion JPY, reflecting a decrease of 349.6 billion JPY compared to the previous fiscal year-end. Goodwill and Intangible assets decreased by 105.8 billion JPY and 280.0 billion JPY, respectively, mainly due to FX impact and amortization of intangible assets. In addition, Cash and Cash Equivalents decreased by 108.3 billion JPY primarily from paying dividends. These decreases were partially offset by an increase of 154.3 billion JPY in Property, Plant and Equipment mainly due to the new accounting standards for leases (IFRS 16)*1.
*1 IFRS 16 requires the value of leases to be recorded on the balance sheet as long term assets with a corresponding long term liability, see below for discussion regarding the liability.

Liabilities. Total Liabilities as of June 30, 2019 were 8,676.0 billion JPY, reflecting a decrease of 60.5 billion JPY compared to the previous fiscal year-end mainly driven by Bonds and Loans decrease of 98.3 billion JPY to 5,652.6 billion JPY*2 mainly due to FX impact. The 500.0 billion JPY Hybrid bonds were issued in June while Loans decreased by 500.0 billion JPY due to redemption of the Syndicated Loans. In addition, Deferred Tax Liabilities and Trade and Other Payables also decreased by 66.1 billion JPY and 48.5 billion JPY, respectively. These decreases were partially offset by an increase of 178.6 billion JPY in Other Non-Current Financial Liabilities mainly due to the adoption of IFRS 16 as noted above.
*2 The carrying amount of Bonds and Loans as of June 30, 2019 were 3,629.6 billion JPY and 2,023.1 billion JPY, respectively. Breakdown of Bonds and Loans is as follows.

Bonds:

Name of Bond (Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount JPY(billions)
14th Unsecured straight bonds	July, 2013	July, 2019	60.0
15th Unsecured straight bonds	July, 2013	July, 2020	60.0
Unsecured US dollar dominated senior notes (1,925 million USD)	June, 2015	June 2020 ~ June 2045	206.6
Unsecured US dollar dominated senior notes (12,100 million USD)	September, 2016	September 2019 ~ September 2026	1,250.0
Unsecured US dollar dominated senior notes (500 million USD)	July, 2017	January, 2022	53.7
Unsecured Euro dominated senior notes (7,500 million EUR)	November, 2018	November 2020 ~ November 2030	913.5
Unsecured US dollar dominated senior notes (5,500 million USD)	November, 2018	November 2020 ~ November 2028	589.5
Hybrid bonds (subordinated bonds)	June, 2019	June, 2079	496.2
Total			3,629.6

Loans:

Name of Loans (Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount JPY(billions)
Syndicated Loans	July, 2013	July 2019 ~ July 2020	120.0
Syndicated Loans	April, 2016	April 2023 ~ April 2026	200.0
Syndicated Loans	April, 2017	April, 2027	113.5
Syndicated Loans (1,500 million USD)	April, 2017	April, 2027	161.3
Syndicated Loans (3,987 million USD)	January, 2019	January, 2024	429.7
Syndicated Loans (3,047 million EUR)	January, 2019	January, 2024	373.4
Japan Bank for International Cooperation (3,700 million USD)	January, 2019	December, 2025	398.6
Other			226.7
Total			2,023.1

Equity. Total Equity as of June 30, 2019 was 4,874.5 billion JPY, a decrease of 289.1 billion JPY compared to the previous fiscal year-end. This was mainly due to a decrease of 164.3 billion JPY in Retained Earnings resulting from Dividends payment of 140.8 billion JPY, and a 129.5 billion JPY decrease in Other Components of Equity mainly due to fluctuation in currency translation adjustments reflecting the appreciation of yen.

Consolidated Cash Flows

	JPY (billions)
	FY2018 Q1	FY2019 Q1
Net Cash from (used in) operating activities	40.5	120.8
Net Cash from (used in) investing activities	(17.1)	(41.6)
Net Cash from (used in) financing activities	(82.2)	(177.7)
Net increase (decrease) in cash and cash equivalents	(58.8)	(98.5)
Cash and cash equivalents at the beginning of the year	294.5	702.1
Effects of exchange rate changes on cash and cash equivalents	(0.5)	(10.5)
Net increase (decrease) in cash and cash equivalents resulting from a transfer to assets held for sale	(3.8)	0.6
Cash and cash equivalents at the end of the period	231.5	593.7
Net cash from operating activities was 120.8 billion JPY for the current period compared to 40.5 billion JPY for the same period of the previous year. The increase of 80.3 billion JPY was driven by certain favorable non-cash adjustments such as an increase in depreciation and amortization of 137.8 billion JPY mainly attributable to intangible assets recorded upon the acquisition of Shire and a decrease in inventories by 65.1 billion JPY primarily attributable to the unwind of the fair value step up recorded in relation to the acquisition of Shire. This also includes other favorable adjustments such as an increase in net financial income and expenses by 28.8 billion JPY primarily due to the interest expenses in connection with the financing for the acquisition of Shire.
These were partially offset by a decrease in net profit of 98.7 billion JPY and an increase of income taxes paid by 46.1 billion JPY mainly resulting from payments of income tax by the legacy Shire entities.
Net cash used in investing activities was 41.6 billion JPY for the current period compared to 17.1 billion JPY for the same period of the previous year. This increase in net cash used was mainly due to a decrease of 11.5 billion JPY in proceeds from sales and redemption of investments and an increase of acquisition of property, plant and equipment by 10.3 billion JPY.
Net cash used in financing activities was 177.7 billion JPY for the current period compared to 82.2 billion JPY for the same period of the previous year. This increase in net cash used was due to an increase of dividends paid by 67.8 billion JPY and an increase of interest paid by 28.7 billion JPY mainly resulting from the financing for the acquisition of Shire.
Net cash used in financing activities for the current period also included the proceeds of 500.0 billion JPY from the issuance of hybrid bonds and repayment of 500.0 billion JPY for the short-term syndicated loans.

(3) Research & Development Activities and Results
Research and development expenses for the three months period ended June 30, 2019 were 116.9 billion JPY.
Takeda initiated a five year R&D Transformation program in July 2016, to re-invigorate the pipeline and build an agile, global R&D organization driven by innovative science. A significant component of the change has been an intensive focus in the following three key areas:

1.	Therapeutic Area Focus: Leveraging therapeutic area expertise to progress innovative assets

2.	Partnerships & Capabilities: Enhancing capabilities internally and through external collaborations

3.	Innovative Research Engine: Developing new technologies and new modalities to treat disease
Upon completion of the Shire Acquisition, Takeda has focused R&D efforts in four therapeutic areas (Oncology, Gastroenterology, Rare Diseases, and Neuroscience) and two targeted R&D Business Units (Plasma Derived Therapies and Vaccines).
Major progress on R&D events occurring within the three months period ending June 30 2019 are listed as follows:

R&D pipeline
Oncology
In oncology, Takeda endeavors to deliver novel medicines to patients with cancer worldwide through a commitment to breakthrough innovation, and a passion for improving the lives of patients. Takeda focuses in 3 key areas in oncology; (1) building on its foundational expertise in hematologic malignancies through continued investment in lifecycle management programs for marketed products NINLARO, ADCETRIS, and ICLUSIG, as well as in pipeline assets in Multiple Myeloma, Acute Myeloid Leukemia, Myelodysplastic Syndromes, and other blood cancers; (2) further developing its portfolio in lung cancer; and (3) pursuing novel immuno-oncology targets and next-generation platforms with external partners as well as exploring innovative cell therapies.
NINLARO/Generic name: ixazomib

–
In April 2019, Takeda announced that it submitted an application for a partial change to its manufacturing and marketing approval to Japanese Ministry of Health, Labour and Welfare (MHLW) for NINLARO regarding an additional indication as a maintenance therapy for multiple myeloma following autologous stem cell transplantation(ASCT).

–
In June 2019, Takeda announced that the Phase 3 TOURMALINE-AL1 clinical trial in patients with relapsed or refractory systemic light-chain (AL) amyloidosis did not meet the first of two primary endpoints. Treatment with NINLARO in combination with dexamethasone did not demonstrate a significant improvement in overall hematologic response compared to physician’s choice of standard of care regimens. As a result of this analysis, Takeda has decided to discontinue the trial. The encouraging secondary endpoint data will be submitted for presentation at an upcoming scientific meeting.

Generic name: cabozantinib

–
In April 2019, Takeda announced that it submitted an application to the Japanese Ministry of Health, Labor and Welfare for manufacturing and marketing approval for Cabozantinib for the treatment of unresectable and metastatic renal cell carcinoma. The application is based on the results of an international phase-3 METEOR pivotal trial, an overseas phase-2 CABOSUN trial, and a Japanese phase-2 Cabozantinib-2001 trial that studied the efficacy and safety of Cabozantinib on 35 Japanese patients suffering from advanced renal cell carcinoma, which had progressed after prior vascular endothelial growth factor receptor tyrosine kinase inhibitor (VEGFR-TKI) therapy.

Development code: TAK-788

–
In June 2019, Takeda presented new data regarding TAK-788 during an oral session at the 2019 American Society of Clinical Oncology (ASCO) Annual Meeting. Results from a Phase 1/2 first-in-human, open-label, multicenter study showed TAK-788 yielded a median progression-free survival (PFS) of 7.3 months and a confirmed objective response rate (ORR) of 43% in patients with locally advanced or metastatic non-small cell lung cancer (NSCLC) whose tumors harbor epidermal growth factor receptor (EGFR) exon 20 insertion mutations.

Gastroenterology
In gastroenterology (GI), Takeda focuses on delivering innovative, life-changing therapeutics for patients with GI and liver diseases. Takeda is maximizing the potential of our inflammatory bowel disease (IBD) franchise around ENTYVIO and ALOFISEL, expanding our position in specialty GI with GATTEX and progressing a pipeline built through partnerships exploring opportunities in motility disorders, celiac disease, liver disease and the microbiome.
ENTYVIO/Generic name: vedolizumab

–
In April 2019, Takeda announced that the European Medicines Agency (EMA) accepted a Marketing Authorization Line Extension Application for a subcutaneous (SC) formulation of vedolizumab for maintenance therapy in adults with moderately to severely active ulcerative colitis or Crohn’s disease. Takeda proposes to make vedolizumab SC available in both pre-filled syringe and pen options.

–
In May 2019, Takeda announced that the U.S. Food & Drug Administration (FDA) accepted for review a Biologics License Application (BLA) for an SC formulation of vedolizumab for maintenance therapy in adults with moderately to severely active ulcerative colitis. Takeda proposes to make vedolizumab SC available in both pre-filled syringe and pen options.

–
In May 2019, Takeda announced that it obtained approval from the Japanese MHLW for an additional indication for ENTYVIO for the treatment of adult patients with moderately to severely active Crohn’s disease.

–
In May 2019, Takeda announced new exploratory data from VARSITY, the first head-to-head ulcerative colitis biologic study, which demonstrated superiority of vedolizumab to adalimumab in clinical remission*1 at week 52. The data was presented at 2019 Digestive Disease Week(DDW).

–
In July 2019, Takeda announced top-line results from the VISIBLE 2 clinical trial evaluating the efficacy and safety of an investigational SC formulation of vedolizumab as maintenance therapy in adult patients with moderately to severely active Crohn's disease who achieved clinical response*1 at week 6 following two doses of open-label vedolizumab intravenous (IV) therapy at weeks 0 and 2. In evaluating the primary endpoint of the trial, a statistically significant proportion of patients receiving vedolizumab SC achieved clinical remission*2 at week 52 compared to placebo.

*1 Clinical response is defined as a ≥70 point decrease in Crohn's Disease Activity Index (CDAI) score from baseline (week 0).
*2 Clinical remission is defined as a Crohn's Disease Activity Index (CDAI) score ≤150 at week 52.
GATTEX/Generic name: teduglutide

–
In May 2019, Takeda announced the FDA approved extending the indication of GATTEX for children 1 year of age and older with short bowel syndrome who need additional nutrition or fluids from intravenous feeding (parenteral support).

Rare Diseases
Takeda acquired our rare disease business and pipeline through our acquisition of Shire. Takeda focuses on (1) rare immunology (e.g., Hereditary angioedema) including through recently launched TAKHZYRO to transform the treatment paradigm, (2) rare hematology with the broadest portfolio across our competitors in hematology and (3) rare metabolic diseases, focused on addressing with approved treatments for Fabry disease, Hunter syndrome and Gaucher disease.
ADYNOVATE/Generic name: antihemophilic factor (recombinant), PEGylated

–
In July 2019, Takeda announced updated results from its phase IIIb/IV clinical trial for ADYNOVATE at the 27th Annual International Society on Thrombosis and Haemostasis Congress (ISTH). The PROPEL study is a prospective, randomized, multi-center study comparing the safety and efficacy of ADYNOVATE following PK-guided prophylaxis targeting two different factor eight (FVIII) trough activity levels in subjects with severe hemophilia A.

TAKHZYRO /Generic name: lanadelumab

–
In June 2019, Takeda announced new data from an ad-hoc analysis of the Phase 3 HELP Study, designed to evaluate the onset of action for TAKHZYRO during days 0-69 of treatment. The data was presented at the European Academy of Allergy and Clinical Immunology (EAACI). The analysis suggests that TAKHZYRO starts to prevent hereditary angioedema (HAE) attacks during this early treatment phase, with patients experiencing an 80.1% decrease in mean monthly attack rate compared to placebo.

Development code: BAX111/Generic name: Vonicog Alfarecombinant

–
In July 2019, Takeda announced that it filed an application with the Ministry of Health, Labour and Welfare in Japan for manufacturing and marketing approval of Vonicog Alfa (BAX111), a recombinant human von Willebrand Factor, in the treatment of von Willebrand's Disease.

Neuroscience
In neuroscience, Takeda aims to bring innovative medicines to patients suffering from neurologic and psychiatric diseases for whom there are no treatments available. Takeda is expanding its presence in psychiatric diseases through continued investment in Trintellix for Major Depressive Disorder, and the Attention Deficit Hyperactivity Disorder portfolio acquired from Shire. Takeda is also building its pipeline in neurology (e.g. Alzheimer's disease, Parkinson's disease) and selected rare CNS diseases through a combination of in-house expertise and collaboration with partners.
TRINTELLIX/Generic name: vortioxetine

–
In July 2019, Takeda presented the results of a domestic, phase 3 randomized, placebo-controlled, double-blind, parallel-group, controlled trial (NCT02389816) studying vortioxetine in the treatment of major depressive disorder at the 16th Annual Meeting of the Japanese Society of Mood Disorders. In this trial, adult patients in Japan with recurrent depression were randomly assigned to a vortioxetine (10mg or 20mg) or placebo group. The primary endpoint was change in total score from baseline (at the onset of double blinding) on the Montgomery-sberg Depression Rating Scale (MADRS) at week 8 of administration which was -2.66 and -3.07 in the 10mg and 20mg vortioxetine groups, respectively. These figures represented statistically significant decreases in the treatment groups (P=0.0080, 0.0023).

INTUNIV/Generic name: guanfacine hydrochloride

–
In June 2019, Takeda announced that that a partial change has been approved from the Japanese MHLW for the indications for Intuniv in the treatment of adult patients (aged 18 and over). The manufacturing and marketing rights in Japan for Intuniv are held by Shionogi, while Takeda and Shionogi jointly provide information on the drug.

Plasma Derived Therapies
Takeda added a new global Business Unit to focus on Plasma-Derived Therapies (PDT) after the acquisition of Shire on January 8, 2019. PDT Business Unit will focus on meeting the growing demand for plasma-derived products, which are essential for effectively treating patients with a variety of rare, life-threatening, chronic and genetic diseases across the world.

Vaccine
In vaccines, Takeda is applying innovation to tackle some of the world’s most challenging infectious diseases such as dengue, zika, norovirus, and polio. To support the expansion of our pipeline and the development of our programs, we have entered partnerships with government organizations (in Japan, the U.S., and Singapore) and leading global institutions. Such partnerships have been essential towards building the critical capabilities that will be necessary to deliver on our programs and realize their full potential.

Building a sustainable research platform / Enhancing R&D collaboration
In addition to our concentrated efforts to increase our in-house research and development capabilities, external partnerships with third-party partners are a key component of our strategy for enhancing our research and development pipeline. Our strategy to expand and diversify our external partnerships allows us to take part in research of a wide variety of new products and increases the chances that we will be able to take part in a major research-related breakthrough.

–
In July 2019, Takeda and The Center for iPS Cell Research and Application (CiRA) at Kyoto University announced that a novel induced pluripotent stem (iPS) cell-derived chimeric antigen receptor (CAR) T-cell therapy (iCART) has been transferred from their T-CiRA research collaboration to Takeda as the program begins process development toward clinical testing.

3. Material Contracts
There were no changes in material contracts for the three months period ended June 30, 2019.

III. Information on the Company
1. Information on the Company’s Shares
(1) Total number of shares and other related information
1) Total number of shares

Class	Total number of shares authorized to be issued
Common stock	3,500,000,000
Total	3,500,000,000
2) Number of shares issued

Class	Number of shares outstanding (As of June 30, 2019)	Number of shares outstanding as of the filling date (August 9, 2019)	Stock exchange on which the Company is listed	Description
Common stock	1,576,356,908	1,576,356,908	Tokyo, Nagoya (both listed on the first section), Fukuoka, Sapporo, New York	The number of shares per one unit of shares is 100 shares.
Total	1,576,356,908	1,576,356,908	—	—

(Note1)	The Company's American Depositary Shares (ADS) are listed on the New York Stock Exchange.

(Note2)
The number of shares outstanding as of the filing date does not include newly issued shares exercised by stock acquisition rights from August 1, 2019 to the filing date of Quarterly Securities Report (August 9, 2019).

(2) Status of stock acquisition rights
1) Contents of stock option plans
Not applicable.
2) Status of other stock acquisition rights
Not applicable.
(3) Status of stock acquisition rights receivables with exercise price amendments
Not applicable.
(4) Changes in the total number of issued shares and the amount of share capital and capital reserve

Date	Change in the total number of issued shares (Thousands)	Balance of the total number of issued shares (Thousands)	Change in share capital JPY (millions)	Balance of share capital JPY (millions)	Change in capital reserve JPY (millions)	Balance of capital reserve JPY (millions)
From April 1 to June 30, 2019	11,351	1,576,357	24,507	1,668,092	24,507	1,654,185

(Note1)	1 thousand shares out of the change in the total number of issued shares is due to the exercise of stock acquisition rights.

(Note2)	11,350 thousand shares out of the change in the total number of issued shares is due to issuance of shares through third-party allotment.
Issuance price per share: 4,318 JPY Amount of share capital increased: 2,159 JPY
Allottee: The Master Trust Bank of Japan, Ltd (trust account for Stock grant ESOP)

(Note3)	There was no increase in the total number of issued shares, share capital or capital reserve due to the exercise of stock acquisition rights from July 1, 2019 to July 31, 2019.

(5) Major shareholders
No disclosure is required as of June 30, 2019.

(6) Information on voting rights
1) Total number of shares

	As of June 30, 2019
Classification	Number of shares (Shares)		Number of voting rights (Units)	Description
Shares without voting rights		—	—	—
Shares with restricted voting rights (Treasury stock and other)		—	—	—
Shares with restricted voting rights (Others)		—	—	—
Shares with full voting rights (Treasury stock and other)	(Treasury stock) Common stock	165,800	—	—
	(Crossholding stock) Common stock	287,000	—	—
Shares with full voting rights (Others)	Common stock	1,575,233,900	15,752,339	—
Shares less than one unit	Common stock	670,208	—	Shares less than one unit (100 shares)
Number of issued shares		1,576,356,908	—	—
Total number of voting rights		—	15,752,339	—

(Note1)	Shares with full voting rights (Others) includes 16,629,800 (voting rights: 166,298) and 907,100 (voting rights: 9,071) of the shares held by the ESOP and BIP trust, respectively.

(Note2)	Shares less than one unit includes 8 of the shares as the treasury stock, and 208 and 187 of the shares held by the ESOP and BIP trust, respectively.
2) Treasury stock and other

	As of June 30, 2019
Name of shareholders	Address	Number of shares held under own name (Shares)	Number of shares held under the name of others (Shares)	Total shares held (Shares)	Percentage of total issued shares (%)
(Treasury stock)
Takeda Pharmaceutical Company Limited	1-1, Doshomachi 4-chome, Chuo-ku, Osaka	165,800	—	165,800	0.01
(Crossholding stock)
Amato Pharmaceutical Products, Ltd.	995, Sasao-cho, Fukuchiyama-city, Kyoto	275,000	—	275,000	0.02
Watanabe Chemical, Co.,Ltd.	6-1, Hiranomachi 3-chome, Chuo-ku, Osaka	12,000	—	12,000	0.00
Total		452,800	—	452,800	0.03

(Note)
In addition to the above treasury stock and shares less than one unit of 8 shares, 16,630,008 of the shares held by the ESOP trust and 907,287 of the shares held by the BIP trust are included in treasury stock on the condensed interim consolidated statements of financial position.

2. Members of the Board of Directors
No changes from the latest Annual Securities Report.

IV. Financial Information
Basis of Preparation of the Condensed Interim Consolidated Financial Statements
Takeda has prepared the condensed interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” based on the provision of Article 93 of Ordinance on Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements (Ordinance of the Ministry of Finance No. 64, 2007 in Japan).

1. Condensed Interim Consolidated Financial Statements
(1) Condensed Interim Consolidated Statements of Income

		JPY (millions)
		Three months period ended June 30,
	Note	2018	2019
Revenue	4	449,834	849,121
Cost of sales		(120,590)	(300,592)
Selling, general and administrative expenses		(145,028)	(239,213)
Research and development expenses		(71,966)	(116,866)
Amortization and impairment losses on intangible assets associated with products		(24,021)	(148,258)
Other operating income	5	9,284	6,666
Other operating expenses	6	1,357	(40,992)
Operating profit		98,870	9,866
Finance income		6,227	8,668
Finance expenses		(14,794)	(46,064)
Share of profit of investments accounted for using the equity method		3,560	2,344
Profit (loss) before tax		93,863	(25,186)
Income tax (expenses) benefit		(15,783)	4,550
Net profit (loss) for the period		78,080	(20,636)
Attributable to:
Owners of the Company		78,242	(20,660)
Non-controlling interests		(162)	24
Net profit (loss) for the period		78,080	(20,636)
Earnings per share (JPY)
Basic earnings (loss) per share	7	100.05	(13.28)
Diluted earnings (loss) per share	7	99.49	(13.28)
See accompanying notes to condensed interim consolidated financial statements.

(2) Condensed Interim Consolidated Statements of Other Comprehensive Income

	JPY (millions)
	Three months period ended June 30,
	2018	2019
Net profit (loss) for the period	78,080	(20,636)
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income (loss)	3,729	(4,277)
Re-measurement loss on defined benefit plans	(965)	(2,403)
	2,764	(6,680)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	5,962	(123,444)
Cash flow hedges	2,588	(1,120)
Hedging cost	47	(383)
Share of other comprehensive loss of investments accounted for using the equity method	(90)	(0)
	8,507	(124,947)
Other comprehensive income (loss) for the period, net of tax	11,271	(131,627)
Total comprehensive income (loss) for the period	89,351	(152,263)
Attributable to:
Owners of the Company	89,594	(152,496)
Non-controlling interests	(243)	233
Total comprehensive income (loss) for the period	89,351	(152,263)
See accompanying notes to condensed interim consolidated financial statements.

(3) Condensed Interim Consolidated Statements of Financial Position

		JPY (millions)
	Note	As of March 31, 2019	As of June 30, 2019
ASSETS
NON-CURRENT ASSETS:
Property, plant and equipment		1,326,775	1,481,113
Goodwill		4,170,390	4,064,572
Intangible assets		4,860,368	4,580,341
Investments accounted for using the equity method		114,658	122,422
Other financial assets		192,241	186,515
Other non-current assets		87,472	94,213
Deferred tax assets		88,991	89,092
Total non-current assets		10,840,895	10,618,268
CURRENT ASSETS:
Inventories		984,739	902,522
Trade and other receivables		741,907	760,144
Other financial assets		23,276	21,342
Income tax receivables		7,212	28,485
Other current assets		109,666	108,093
Cash and cash equivalents		702,093	593,745
Assets held for sale	8	490,235	517,825
Total current assets		3,059,128	2,932,156
Total assets		13,900,023	13,550,424

LIABILITIES AND EQUITY
LIABILITIES
NON-CURRENT LIABILITIES:
Bonds and loans	9	4,766,005	5,131,983
Other financial liabilities		235,786	414,357
Net defined benefit liabilities		156,513	158,168
Accrued income taxes		61,900	60,324
Provisions		35,364	28,646
Other non-current liabilities		75,174	66,143
Deferred tax liabilities		875,813	809,729
Total non-current liabilities		6,206,555	6,669,350
CURRENT LIABILITIES:
Bonds and loans	9	984,946	520,665
Trade and other payables		327,394	278,886
Other financial liabilities		47,340	71,573
Accrued income taxes		119,485	93,956
Provisions		392,733	387,816
Other current liabilities		437,888	435,670
Liabilities held for sale	8	220,094	218,057
Total current liabilities		2,529,880	2,006,623
Total liabilities		8,736,435	8,675,973

		JPY (millions)
	Note	As of March 31, 2019	As of June 30, 2019
EQUITY
Share capital	10	1,643,585	1,668,092
Share premium	10	1,650,232	1,658,105
Treasury shares		(57,142)	(84,895)
Retained earnings		1,569,365	1,405,026
Other components of equity		353,542	224,037
Equity attributable to owners of the Company		5,159,582	4,870,365
Non-controlling interests		4,006	4,086
Total equity		5,163,588	4,874,451
Total liabilities and equity		13,900,023	13,550,424

Takeda revised the provisional fair value for the assets acquired and the liabilities assumed related to business combinations for the three months period ended June 30, 2019. From this reason, the corresponding balances in Condensed Interim Consolidated Statements of Financial Position as of March 31, 2019 were retrospectively revised. For details, please refer to "Note 12 Business Combinations".

See accompanying notes to condensed interim consolidated financial statements.

(4) Condensed Interim Consolidated Statements of Changes in Equity
Three months period ended June 30, 2018 (From April 1 to June 30, 2018)

		JPY (millions)
	Note	Equity attributable to owners of the Company													Non-controlling interests	Total equity
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity							Other comprehensive income related to assets held for sale	Total
						Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Net changes on revaluation of available-for-sale financial assets	Cash flow hedges	Hedging cost	Re-measurement gain or loss on defined benefit plans	Total
As of April 1, 2018		77,914	90,740	(74,373)	1,557,307	272,597	—	73,037	3,391	1,606	—	350,631	(4,795)	1,997,424	19,985	2,017,409
Cumulative effects of changes in accounting policies					15,401		84,672	(73,037)	(1,378)			10,257		25,658	(10)	25,648
Adjusted opening balance		77,914	90,740	(74,373)	1,572,708	272,597	84,672	—	2,013	1,606	—	360,888	(4,795)	2,023,082	19,975	2,043,057
Net profit (loss) for the period					78,242							—		78,242	(162)	78,080
Other comprehensive income (loss)						6,603	3,688		2,588	47	(966)	11,960	(608)	11,352	(81)	11,271
Comprehensive income (loss) for the period		—	—	—	78,242	6,603	3,688	—	2,588	47	(966)	11,960	(608)	89,594	(243)	89,351
Issuance of new shares		9	9									—		18		18
Acquisition of treasury shares				(1,153)								—		(1,153)		(1,153)
Disposal of treasury shares			(0)	1								—		1		1
Dividends	10				(71,188)							—		(71,188)	(168)	(71,356)
Changes in ownership					(1,413)	228						228		(1,185)	3,510	2,325
Transfers from other components of equity					14,948		(15,914)				966	(14,948)		—		—
Share-based compensation			3,931									—		3,931		3,931
Exercise of share-based awards			(17,126)	17,526								—		400		400
Transfers to other comprehensive income related to assets held for sale						(6,123)	11					(6,112)	6,112	—		—
Total transactions with owners		9	(13,186)	16,374	(57,653)	(5,895)	(15,903)	—	—	—	966	(20,832)	6,112	(69,176)	3,342	(65,834)
As of June 30, 2018		77,923	77,554	(57,999)	1,593,297	273,305	72,457	—	4,601	1,653	—	352,016	709	2,043,500	23,074	2,066,574
See accompanying notes to condensed interim consolidated financial statements.

Three months period ended June 30, 2019 (From April 1 to June 30, 2019)

		JPY (millions)
	Note	Equity attributable to owners of the Company													Non-controlling interests	Total equity
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity							Other comprehensive income related to assets held for sale	Total
						Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Net changes on revaluation of available-for-sale financial assets	Cash flow hedges	Hedging cost	Re-measurement gain or loss on defined benefit plans	Total
As of April 1, 2019		1,643,585	1,650,232	(57,142)	1,569,365	302,791	46,380	—	2,959	1,412	—	353,542	—	5,159,582	4,006	5,163,588
Cumulative effects of changes in accounting policies	3				(512)							—		(512)		(512)
Adjusted opening balance		1,643,585	1,650,232	(57,142)	1,568,853	302,791	46,380	—	2,959	1,412	—	353,542	—	5,159,070	4,006	5,163,076
Net profit (loss) for the period					(20,660)							—		(20,660)	24	(20,636)
Other comprehensive income (loss)						(123,612)	(4,318)		(1,120)	(383)	(2,403)	(131,836)		(131,836)	209	(131,627)
Comprehensive income (loss) for the period		—	—	—	(20,660)	(123,612)	(4,318)	—	(1,120)	(383)	(2,403)	(131,836)	—	(152,496)	233	(152,263)
Issuance of new shares	10	24,507	24,507									—		49,014		49,014
Acquisition of treasury shares				(49,012)								—		(49,012)		(49,012)
Disposal of treasury shares			(0)	0								—		0		0
Dividends	10				(140,836)							—		(140,836)	(153)	(140,989)
Transfers from other components of equity					(2,331)		(72)				2,403	2,331		—		—
Share-based compensation			4,277									—		4,277		4,277
Exercise of share-based awards			(20,911)	21,259								—		348		348
Total transactions with owners		24,507	7,873	(27,753)	(143,167)	—	(72)	—	—	—	2,403	2,331	—	(136,209)	(153)	(136,362)
As of June 30, 2019		1,668,092	1,658,105	(84,895)	1,405,026	179,179	41,990	—	1,839	1,029	—	224,037	—	4,870,365	4,086	4,874,451
See accompanying notes to condensed interim consolidated financial statements.

(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Three months period ended June 30,
	2018	2019
Cash flows from operating activities:
Net profit (loss) for the period	78,080	(20,636)
Depreciation and amortization	38,562	176,332
Impairment losses	7	17,425
Equity-settled share-based compensation	3,931	4,277
Loss (gain) on sales and disposal of property, plant and equipment	(5,682)	129
Gain on divestment of business and subsidiaries	(1,133)	(2,837)
Change in fair value of contingent consideration liabilities	170	2,203
Finance (income) expenses, net	8,567	37,396
Share of profit of investments accounted for using the equity method	(3,560)	(2,344)
Income tax expenses (benefit)	15,783	(4,550)
Changes in assets and liabilities:
Increase in trade and other receivables	(41,240)	(44,885)
Decrease (increase) in inventories	(12,453)	52,642
Decrease in trade and other payables	(4,726)	(30,296)
Increase (decrease) in provisions	(9,214)	9,149
Other, net	(12,815)	(13,535)
Cash generated from operations	54,277	180,470
Income taxes paid	(13,806)	(59,894)
Tax refunds and interest on tax refunds received	—	213
Net cash from operating activities	40,471	120,789
Cash flows from investing activities:
Interest received	553	1,574
Dividends received	1,305	1,169
Acquisition of property, plant and equipment	(19,607)	(29,859)
Proceeds from sales of property, plant and equipment	5,960	118
Acquisition of intangible assets	(15,656)	(13,122)
Acquisition of investments	(7,305)	(3,133)
Proceeds from sales and redemption of investments	25,946	14,458
Acquisition of businesses, net of cash and cash equivalents acquired	(59,968)	(4,650)
Proceeds from withdrawal of restricted deposits	63,919	—
Other, net	(12,237)	(8,158)
Net cash used in investing activities	(17,090)	(41,603)
Cash flows from financing activities:
Net decrease in short-term loans	(78)	(500,164)
Proceeds from issuance of bonds and long-term loans	—	496,190
Purchase of treasury shares	(1,153)	(3)
Interest paid	(2,434)	(31,176)
Dividends paid	(64,970)	(132,749)
Acquisition of non-controlling interests	(2,392)	(1,700)
Repayment of lease liabilities (2018: Repayment of obligations under finance lease)	(630)	(7,466)
Facility fees paid for loan agreements	(10,353)	—
Other, net	(154)	(632)
Net cash used in financing activities	(82,164)	(177,700)
Net decrease in cash and cash equivalents	(58,783)	(98,514)

Cash and cash equivalents at the beginning of the year	294,522	702,093
(Consolidated statements of financial position)
Cash and cash equivalents reclassified back from assets held for sale	451	629
Cash and cash equivalents at the beginning of the year	294,973	702,722

Effects of exchange rate changes on cash and cash equivalents	(497)	(10,463)
Cash and cash equivalents at the end of the period	235,693	593,745
Cash and cash equivalents reclassified to assets held for sale	(4,213)	—
Cash and cash equivalents at the end of the period
(Condensed interim consolidated statements of financial position)	231,480	593,745
See accompanying notes to condensed interim consolidated financial statements.

Notes to Condensed Interim Consolidated Financial Statements
1 Reporting Entity
Takeda Pharmaceutical Company Limited (the “Company”) is a public company incorporated in Japan. The Company and its subsidiaries (collectively, "Takeda") is a global, values-based, research and development ("R&D") driven biopharmaceutical company with an innovative portfolio, engaged primarily in the research, development, manufacturing and marketing of pharmaceutical products. Takeda's principal pharmaceutical products include medicines in the following core business areas: gastroenterology ("GI"), rare diseases, plasma-derived therapies, oncology, and neuroscience.
Takeda has grown both organically and through acquisitions, completing a series of major transactions that have brought therapeutic, geographic and pipeline growth, specifically the acquisition of Shire plc ("Shire") in January 2019 for 6,213,335 million JPY (Note 12). Shire was a leading global biotechnology company focused on serving people with rare diseases and other highly specialized conditions.
2 Basis of Preparation
(1) Compliance
Takeda has prepared the condensed interim consolidated financial statements in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board ("IASB").
The condensed interim consolidated financial statements do not contain all the information required in consolidated financial statements as of the end of a fiscal year. Therefore, the condensed interim consolidated financial statements should be used with the consolidated financial statements as of and for the fiscal year ended March 31, 2019.
(2) Functional Currency and Presentation Currency
The condensed interim consolidated financial statements are presented in Japanese yen (“JPY”), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million, except when otherwise indicated.
(3) Approval of Financial Statements
Takeda’s condensed interim consolidated financial statements as of and for the period ended June 30, 2019 were approved on August 9, 2019 by Representative Director, President & Chief Executive Officer (“CEO”) Christophe Weber and Director & Chief Financial Officer Costa Saroukos.
(4) Use of Judgments, Estimates and Assumptions
The preparation of the condensed interim consolidated financial statements requires management to make certain judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.
These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
The condensed interim consolidated financial statements are prepared based on the same judgments and estimations as well as the accounting estimates and assumptions applied and described in Takeda’s consolidated financial statements for the fiscal year ended March 31, 2019, except for new significant judgments and uncertainty of the estimations related to the application of IFRS 16 ‘Leases’ (“IFRS 16”), which is described in Note 3 Significant Accounting Policies.
3 Significant Accounting Policies
Significant accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements of the fiscal year ended March 31, 2019 except for the policies required by IFRS 16.
Takeda calculated income tax expenses for the three months period ended June 30, 2019, based on the estimated average annual effective tax rate.

IFRS 16 'Leases'
Takeda adopted IFRS 16 on April 1, 2019. The standard replaces IAS 17 'Leases' (“IAS 17”) and IFRIC 4 'Determining whether an Arrangement contains a Lease' (“IFRIC 4”) and introduces a single lease accounting model requiring a lessee to recognize lease liabilities and right-of-use (ROU) assets for almost all leases. Of the costs from operating leases previously included within cost of sales, selling, general and administrative expenses, research and development expenses, and other operating expenses, the portion related to the financing element is reclassified and reported as finance expenses. In the statements of cash flows, the lease payments previously included within cash flows from operating activities are reported within cash flows from financing activities.
Takeda adopted IFRS 16 using the modified retrospective approach and the cumulative effect of adopting the standard was recognized on April 1, 2019. At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at the incremental borrowing rate as of April 1, 2019. ROU assets were measured at an amount equal to the lease liabilities, adjusted for any prepaid or accrued lease payments, onerous lease provisions and business combination related fair value adjustments.
The adoption of IFRS 16 resulted in the recognition of lease liabilities (included in "Other financial liabilities") of 217,325 million JPY and ROU assets (included in "Property, plant and equipment") of 199,256 million JPY, excluding the amount related to leases previously classified as finance leases under IAS 17 in the consolidated statements of financial position as of April 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on April 1, 2019 was 2.8%. In the condensed interim consolidated statements of cash flows, cash outflow of 7,572 million JPY for the three months ended June 30, 2019 was presented in 'net cash from (used in) financing activities' instead of 'net cash from operating activities'. Other impact of applying IFRS 16 to the condensed interim consolidated financial statements was immaterial.
Takeda elected the following transition practical expedients, to leases previously classified as operating leases under IAS 17;

–	Applying the recognition exemption for lease contracts for which the term ends within 12 months at the date of initial application

–
Adjusting the ROU assets by the amount of onerous contract provision recognized under IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' immediately before the date of initial application, as an alternative to an impairment review

Takeda has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before April 1, 2019, Takeda relied on its assessment made applying IAS 17 and IFRIC 4.
As a result of the adoption of IFRS 16, Takeda has updated and revised the related accounting policy for leases, effective April 1, 2019, as follows:
As Lessee
Takeda assesses whether a contract is or contains a lease at inception of a contract. As a lessee, Takeda recognizes a ROU asset and a corresponding lease liability for all contracts in which it is a lessee in the consolidated statements of financial position at the lease commencement date.
The ROU asset is initially measured at cost, being the initial amount of the lease liability adjusted for any lease payments made at or before the lease commencement date and subsequently at cost less any accumulated depreciation and impairment losses. The ROU asset is subsequently depreciated using the straight-line method over the shorter of the lease term or the estimated useful life of the underlying asset. The ROU asset is subject to impairment assessment.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if not readily determinable, the Takeda's incremental borrowing rate.
Generally, Takeda uses its incremental borrowing rate as the discount rate. The lease term comprises a non-cancellable period of lease contracts and periods covered by an option to extend or terminate the lease if Takeda is reasonably certain to exercise that option. After initial recognition, the lease liability is measured at amortized cost using the effective interest method. If there is a change in future lease payments, such as from reassessment of whether an extension or termination option will be exercised, the lease liability is remeasured. A corresponding adjustment is made to the ROU asset or is recorded in the consolidated statements of income when the ROU asset has been fully depreciated.
Takeda has elected to apply recognition exemption for leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments for such leases are recognized as an expense on a straight-line basis over the lease term.

As a practical expedient, Takeda has elected not to separate non-lease components from lease components, and instead accounts for each lease component and any associated non-lease components as a single lease component.
4 Operating Segment and Revenue Information
Takeda comprises a single operating segment and is engaged in the research, development, manufacturing and marketing of pharmaceutical products, over-the-counter ("OTC") medicines and quasi-drug consumer products, and other healthcare products. This is consistent with how the financial information is viewed in allocating resources, measuring performance, and forecasting future periods by the CEO who is Takeda's Chief Operating Decision Maker.
Takeda’s revenue from contracts with customers is comprised of the following:

	JPY (millions)
	Three months period ended June 30,
	2018	2019
Sales of pharmaceutical products	436,831	822,015
Royalty and service income	13,003	27,106
Total	449,834	849,121
The disaggregation of revenue by geographic location is as follows.

	JPY (millions)
	Three months period ended June 30,
	Japan	U.S.	Europe and Canada	Russia/ CIS	Latin America	Asia	Other	Total
2018	144,260	161,100	79,122	14,125	18,505	26,881	5,841	449,834
2019	152,330	415,676	165,235	19,019	37,411	40,955	18,495	849,121

Other includes the Middle East, Oceania and Africa.
5 Other Operating Income
Other Operating Income for the three months period ended June 30, 2018 was 9,284 million JPY mainly representing gain on sales of property, plant and equipment.
Other Operating Income for the three months period ended June 30, 2019 was 6,666 million JPY, including 2,156 million JPY of gain on sale of the shares of Axcelead Drug Discovery Partners, Inc.
6 Other Operating Expenses
Other operating expenses was (1,357) million JPY and 40,992 million JPY for the three months period ended June 30, 2018 and 2019, respectively. Other operating expenses included restructuring expenses such as reductions in the workforce and consolidation of sites and functions. The amount of the restructuring expenses were 5,979 million JPY and 33,462 million JPY for the three months period ended June 30, 2018 and 2019, respectively. Restructuring expenses mainly included global operating expense reduction initiative expenses and R&D transformation costs for the three months period ended June 30, 2018, and Shire integration costs for the three months period ended June 30, 2019. In addition, the reversal of pre-launch inventory write-offs of (9,209) million JPY was recognized due to regulatory approval for the three months period ended June 30, 2018.

7 Earnings Per Share
The basis for calculating basic and diluted earnings per share (attributable to owners) is as follows:

	Three months period ended June 30,
	2018	2019
Net profit (loss) for the period attributable to owners of the Company
Net profit (loss) for the period attributable to owners of the Company (million JPY)	78,242	(20,660)
Net profit (loss) used for calculation of earnings per share (million JPY)	78,242	(20,660)
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [basic]	782,001	1,555,728
Dilutive effect (thousands of shares)	4,456	—
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [diluted]	786,456	1,555,728
Earnings per share
Basic earnings (loss) per share (JPY)	100.05	(13.28)
Diluted earnings (loss) per share (JPY)	99.49	(13.28)

8 Disposal Groups Held for Sale
The disposal groups held for sales as of March 31, 2019, consisted mainly of a disposal groups related to Takeda's consolidated subsidiary, Axcelead Drug Discovery Partners, Inc., and the Xiidra® (lifitegrast ophthalmic solution) product which Takeda has announced the sale after the acquisition of Shire. Axcelead Drug Discovery Partners, Inc. and the Xiidra® product were sold in April 2019 and July 2019, respectively. The impact from divestiture of Xiidra® product on the consolidated statements of income is expected to be immaterial.
In May 2019, Takeda entered in the sales agreement of TachoSil™ (Fibrin Sealant Patch) and classified 46,082 million JPY of assets such as intangible assets and 5,337 million JPY of deferred tax liabilities related to the product to the disposal groups held for sale as of June 30, 2019.
9 Bonds
For the three month period ended June 30, 2019, the Company issued unsecured bonds as outlined below.

Unsecured Interest Deferrable and Early Redeemable Subordinated Bonds

i) Issue Amount	500,000 million JPY
ii) Issue Price	100 yen per 100 yen of the principal amount of each Bond
iii) Coupon	Until and including October 6, 2024: 1.72% per annum The day after October 6, 2024: 6 months LIBOR + margin according to the period (1.75%-2.75%)
iv) Maturity Date	June 6, 2079
v) Method of redemption	Redemption at maturity (Takeda has the options to buy back after issuance and early redemption at its discretion or in case where a Tax Event or an Equity Credit Change Event occurs.)
vi) Use of proceeds	Refinancing of the short term loan for the Shire acquisition
vii) Important special provision	Subordination clause

Takeda decided to redeem the following bonds in advance, on August 9, 2019 and on August 29, 2019 respectively before the maturity dates.

Instrument	Issuance	Redemption date	Principal Amount in contractual currency	Carrying Amount as of June 30, 2019
Unsecured Senior Notes Assumed in Shire Acquisition	June, 2015	August 9, 2019	404 million USD	43,288 million JPY
2018 USD Unsecured Senior Notes	November, 2018	August 29, 2019	1,000 million USD	107,517 million JPY
The impact from these redemptions on the consolidated statements of income is expected to be immaterial.
10 Equity and Other Equity Items
(1) Issuance of shares
During the three months period ended June 30, 2019, the Company issued 11,350 thousand shares through third-party allotment to the Master Trust Bank of Japan, Ltd., which is the trust account for Takeda’s ESOP subsidiary. The issuance of these shares resulted in an increase in share capital of 24,507 million JPY and share premium of 24,507 million JPY. The Master Trust Bank of Japan is a co-trustee of the ESOP. This issuance was approved by the resolution of our Board of Directors. These shares were reacquired by the Company from the ESOP trust for distribution of share based compensation awards. The reacquisition of the shares resulted in an increase in treasury shares of 49,009 million JPY.
(2) Dividends

Resolution	Total dividends declared and paid (million JPY)	Dividends per share (JPY)	Basis date	Effective date
Three months period ended June 30, 2018
Annual Shareholders Meeting (June 28, 2018)	71,507	90.00	March 31, 2018	June 29, 2018
Three months period ended June 30, 2019
Annual Shareholders Meeting (June 27, 2019)	140,836	90.00	March 31, 2019	June 28, 2019

11 Financial Instruments
(1) Fair Value Measurements
Derivative and non-derivative financial instruments measured at fair value are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 is defined as observable inputs, such as quoted prices in active markets for an identical asset or liability. Level 2 is defined as inputs other than quoted prices in active markets within Level 1 that are directly or indirectly observable. Level 3 is defined as unobservable inputs. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments.

	JPY (millions)
As of June 30, 2019	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss:
Derivatives	—	3,645	—	3,645
Investments in convertible notes	—	—	9,809	9,809
Investments in debt securities	—	—	1,608	1,608
Other	—	—	1,358	1,358
Financial assets measured at fair value through other comprehensive income:
Equity instruments	116,960	—	46,634	163,594
Total	116,960	3,645	59,409	180,014

Liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives	—	8,256	—	8,256
Financial liabilities related to contingent considerations	—	—	65,546	65,546
Derivatives for which hedge accounting is applied	—	4,667	—	4,667
Total	—	12,923	65,546	78,469
(2) Valuation Techniques
The fair value of derivatives is measured at quoted prices or quotes obtained from financial institutions, whose significant inputs to the valuation model used are based on observable market data.
The fair value of the investment in convertible notes is measured using techniques such as the discounted cash flow and option pricing models.
Equity instruments and investments in debt securities are not held for trading. If equity instruments or investments in debt securities are quoted in an active market, the fair value is based on price quotations at the period-end-date. If equity instruments or investments in debt securities are not quoted in an active market, the fair value is calculated utilizing a net asset-book value method or multiples of EBITDA approach based on available information as of each period-end-date and company comparable. The principle input that is not observable and utilized for the calculation of the fair value of equity instruments and investments in debt securities classified as Level 3 is the EBITDA rate used for the EBITDA multiples approach, which ranges from 3.7 times to 12.0 times.
Financial liabilities associated with contingent consideration arrangements related to business combinations are valued at fair value at the acquisition date as part of the business combination. When the contingent consideration meets the definition of a financial liability, it is subsequently re-measured to fair value at each reporting date. The determination of the fair value is based on models such as scenario-based methods and discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target, forecasted revenue projections, and the discount factor. The fair value measurement of financial liabilities associated with contingent consideration arrangements related to business combinations are discussed in Note (5) Financial liabilities associated with contingent consideration arrangements.
The joint venture net written option, included in other Level 3 assets above is valued at fair value, and subsequently re-measured to fair value at each reporting date. The determination of the fair value is based on the Monte Carlo Simulation model. The key assumptions include probability weighting, estimated earnings and assumed market participant discount rates that are taken into account for the fair value.
(3) Transfers between levels
Takeda recognizes transfers between levels of the fair value hierarchy, at the end of the reporting period during which the change has occurred. There were no transfers among Level 1, Level 2, and Level 3 except transfers from Level 3 to Level 1 recorded in the three months period ended June 30, 2019. These transfers resulted from the investments in the companies whose shares were previously not listed on an equity or stock exchange and had no recent observable active trades in the shares. The companies listed its equity shares on an exchange and are currently actively traded in the market. As the equity shares have a published price quotation in an active market, the fair value measurement was transferred from Level 3 to Level 1 on the fair value hierarchy.
(4) Level 3 fair values
The following table shows a reconciliation from the opening balances to the closing balances for Level 3 financial asset fair values. The disclosure related to the Level 3 financial liabilities, which are related to contingent considerations arising from business combinations, are included in (5) Financial liabilities associated with contingent consideration arrangements.

JPY (millions)
Three months period ended June 30, 2019
As of the beginning of the period	60,802
Gain recognized as finance income	886
Gain recognized as changes in fair value of financial assets measured at fair value through OCI and exchange differences on translation of foreign operations	10,818
Purchases	2,573
Sales	(2)
Transfers to Level 1	(13,987)
Transfers to investments accounted for using the equity method	(1,681)
As of the end of the period	59,409
(5) Financial liabilities associated with contingent consideration arrangements
Financial liabilities associated with contingent consideration arrangements represent consideration related to business combinations or financial liabilities acquired based on the license agreements that is payable only upon future events such as the achievement of development milestones and sales milestones, including pre-existing contingent consideration arrangements of the companies that are acquired by Takeda. At each reporting date, the fair value of contingent consideration is re-measured based on risk-adjusted future cash flows discounted using appropriate discount rate.
The pre-existing contingent consideration acquired from Shire through Shire’s historical acquisitions is due upon the achievement of certain milestones related to the development, regulatory, first commercial sale and other sales milestones of products at various stages of development and marketing. The fair value of the contingent consideration payable could increase or decrease due to changes in certain assumptions which underpin the fair value measurements. The assumptions include probability of milestones being achieved.
The fair value of financial liabilities associated with contingent consideration arrangements is classified as Level 3 in the fair value hierarchy.

1) Changes in the Fair Value of financial liabilities associated with contingent consideration arrangements

JPY (millions)
Three months period ended June 30, 2019
As of the beginning of the period	71,062
Changes in the fair value during the period	2,458
Settled and paid during the period	(4,712)
Settled during the period and reclassified to other payables	(1,854)
Foreign currency translation differences	(1,410)
Other	2
As of the end of the period	65,546
2) Sensitivity Analysis
The following sensitivity analysis represents effect on the fair value of financial liabilities associated with contingent consideration arrangements from changes in major assumptions:

		JPY (millions)
	Change in assumption	Impact
Probability of technical milestones being achieved for Shire’s historical financial liabilities associated with contingent consideration arrangements	Increase by 5%	3,223
	Decrease by 5%	(3,223)
Discount rate	Increase by 0.5%	(1,577)
	Decrease by 0.5%	1,578
(6) Financial instruments not recorded at fair value
The carrying amount and fair value of financial instruments that are not recorded at fair value in the condensed interim consolidated statements of financial position are as follows:

	JPY (millions)
	As of June 30, 2019
	Carrying amount	Fair value
Bonds	3,629,559	3,830,560
Long-term loans	2,019,839	2,018,914
Long-term debt is recognized at its amortized cost. The fair value of bonds is measured at quotes obtained from financial institutions whose significant inputs to the valuation model used are based on observable market data. The fair value of loans is measured at the present value of future cash flows discounted using the applicable market rate on the loans with consideration of the credit risk by each group classified in a specified period. The fair value of bonds and long-term loans are classified as Level 2 in the fair value hierarchy.
The fair value disclosure of lease liabilities is not required for the current fiscal year.

12 Business Combinations
There were no significant business combinations for the three months period ended June 30, 2019.
On January 8, 2019, Takeda completed the acquisition of 100% of the outstanding shares of Shire plc ("Shire") in a cash and equity transaction valued at 6,213,335 million JPY. Shire was a leading global biotechnology company focused on serving people with rare diseases.
The fair values of the assets acquired and the liabilities assumed, as of March 31, 2019, were provisional and subject to change. Takeda performed additional analysis and further facts came to light for the three months period ended June 30, 2019. Accordingly, the provisional fair values for certain assets acquired and the liabilities assumed were adjusted as follows:
Fair value of assets acquired, liabilities assumed as of the acquisition date

	JPY (millions)
	Provisional fair value as of March 31, 2019	Adjustments	Provisional fair value as of June 30, 2019
Cash and cash equivalents	227,223	—	227,223
Trade and other receivables	326,154	—	326,154
Inventories	825,985	(1,972)	824,013
Property, plant and equipment	684,487	10,073	694,560
Intangible assets	3,899,298	—	3,899,298
Assets held for sale	463,526	10,300	473,826
Other assets	103,283	—	103,283
Trade and other payables	(61,382)	—	(61,382)
Provisions	(342,202)	—	(342,202)
Bonds and loans	(1,603,199)	—	(1,603,199)
Deferred tax liabilities	(809,667)	(8,605)	(818,272)
Liabilities held for sale	(196,294)	(18,633)	(214,927)
Other liabilities	(354,139)	—	(354,139)
Basis adjustments	(37,107)	—	(37,107)
Goodwill	3,087,369	8,837	3,096,206
Total	6,213,335	—	6,213,335
As a result of the adjustments, Takeda retrospectively restated the corresponding balances as of March 31, 2019 in the condensed interim consolidated statements of financial position. Property, plant & equipment, goodwill, assets held for sale, deferred tax liabilities, and liabilities held for sale increased by 10,244 million JPY, 8,987 million JPY, 10,475 million JPY, 8,752 million JPY, and 18,949 million JPY, respectively while inventories decreased by 2,005 million JPY.
Further details of the basis for the measurement of the assets acquired and the liabilities assumed are still under review, and therefore the purchase price allocation has not been completed.
13 Subsequent Events
There were no subsequent events to be disclosed as of August 9, 2019, the filing date of the Quarterly Securities Report for the three months period ended June 30, 2019.

2. Others
Not applicable.

B. Information on Guarantors of the Company
Not applicable.

APPENDIX
1 Reconciliation from Reported Revenue to Underlying Revenue
2 Reported and Underlying Growth of Legacy Shire Product/Therapeutic Area Sales
3 Reconciliation from Reported to Core/Underlying Core - FY2019Q1
4 Reconciliation from Reported to Core - FY2018Q1

1 Reconciliation from Reported Revenue to Underlying Revenue

	Q1
(BN YEN)	FY2018*1	FY2019	vs. PY
Revenue	449.8	849.1	+399.3	+ 88.8%
Shire Revenue	421.7	—
Pro-forma Revenue	871.5	849.1	(22.4)	(2.6)%
FX effects*2				+1.4pp
Divestitures*3				+0.4pp
Techpool & Multilab				+0.5pp
XIIDRA & TACHOSIL				+0.1pp
Others				(0.3)pp
Underlying Revenue Growth				(0.8)%

*1 FY2018 Q1 revenue is a pro-forma based, adding Shire's 3 month (April June 2018) revenue previously reported under US GAAP has been conformed to IFRS, without material differences, excluding the oncology business which was divested in August 2018, converted to JPY using FY2018 actual rate for the period.
*2 FX adjustment applies constant FY2018 actual full year average rate to both years (1USD=111 yen, 1EUR=129 yen).
*3 Major adjustments are FY2018 Q1 revenue of former subsidiaries, Guangdong Techpool Bio-Pharma Co., Ltd., and Multilab Indstria e Comrcio de Produtos Farmacuticos Ltda., both divested in FY2018, and FY2018 Q1 and FY2019 Q1 revenue of XIIDRA of which divestiture completed in July 2019 and TACHOSIL as Takeda agreed in May 2019 to divest this product, with completion of divestiture expected to occur within FY2019.

2 Reported and Underlying Growth of Legacy Shire Product/Therapeutic Area Sales

	FY2018 Q1		FY2019 Q1
(BN YEN)	Reported*1	FX	Reported	FX	Underlying Growth
GI	159.3	(1.5)	171.6	(1.9)	+7.9%
Legacy Shire	35.3	(0.5)	28.6	(0.3)	(19.4)%
LIALDA	11.7	(0.1)	5.6	(0.1)	(51.7)%

Rare Diseases	194.3	(0.1)	170.7	(4.5)	(9.9)%
Rare Metabolic	49.4	+0.5	48.9	(2.0)	+3.9%
Rare Hematology	105.2	(0.1)	89.9	(2.1)	(12.6)%
ADVATE	53.7	+0.2	42.7	(1.1)	(18.1)%
ADYNOVATE	13.2	(0.2)	16.7	(0.1)	+25.9%
FEIBA	21.5	+0.2	13.1	(0.5)	(36.8)%
Hereditary Angioedema	39.7	(0.5)	31.9	(0.4)	(19.9)%
FIRAZYR	23.0	(0.3)	9.0	(0.2)	(60.4)%
TAKHZYRO	—	—	14.5	(0.0)	—
CINRYZE	14.8	(0.2)	7.3	(0.1)	(50.8)%

PDT Immunology	89.1	(0.6)	90.2	(1.0)	+1.6%
Legacy Shire	84.9	(0.6)	85.6	(1.0)	+1.2%
Immunoglobulin	69.5	(0.6)	68.0	(0.8)	(1.9)%
Legacy Shire	66.4	(0.6)	64.6	(0.8)	(2.4)%
Albumin	19.6	(0.1)	22.2	(0.2)	+14.1%
Legacy Shire	18.5	(0.1)	21.0	(0.2)	+14.5%

Neuroscience	100.7	(1.4)	111.9	(0.6)	+10.1%
Legacy Shire	76.4	(1.1)	83.8	(0.6)	+8.9%
VYVANSE	60.4	(0.9)	68.8	(0.4)	+12.8%
ADDERALL XR	8.8	(0.1)	5.7	+0.0	(36.6)%

*1 Pro-forma based Legacy Shire's product sales and therapeutic area sales which include Legacy Shire's products. FY2018 Q1 revenue is a pro-forma based, adding Shire's 3 month (April June 2018) revenue previously reported under US GAAP has been conformed to IFRS, without material differences, excluding the oncology business which was divested in August 2018, converted to JPY using FY2018 actual rate for the period.

3 Reconciliation from Reported to Core/Underlying Core - FY2019Q1

FY2019Q1
(BN YEN)	REPORTED	REPORTED TO CORE ADJUSTMENTS					CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING CORE
		Amortization & impairment of intangible assets	Other operating income/expense	Shire acquisition related costs	Shire purchase accounting adjustments	Others		FX	Divestitures
Revenue	849.1	—	—	—	—	—	849.1	11.7	(17.2)
Cost of sales	(300.6)	—	—	—	84.5	—	(216.1)	(3.0)	2.0
Gross Profit	548.5	—	—	—	84.5	—	633.0	8.7	(15.2)
SG&A expenses	(239.2)	—	—	0.8	1.1	—	237.4	(3.0)	—
R&D expenses	(116.9)	—	—	4.3	(0.1)	—	(112.7)	(0.5)	—
Amortization of intangible assets	(132.2)	23.0	—	—	109.1	—	—	—	—
Impairment losses on intangible assets	(16.1)	16.1	—	—	—	—	—	—	—
Other operating income	6.7	—	(6.7)	—	—	—	—	—	—
Other operating expenses	(41.0)	—	9.4	31.6	—	—	—	—	—
Operating profit	9.9	39.1	2.7	36.7	194.5	—	283.0	5.1	(15.2)
Margin	1.2%						33.3%			32.4%
Financial income/expenses	(37.4)	—	—	—	4.5	0.9	(32.0)	0.5	—
Equity income/loss	2.3	—	—	—	—	—	2.3	0.6	—
Profit before tax	(25.2)	39.1	2.7	36.7	199.0	0.9	253.3	6.2	(15.2)
Tax expense	4.6	(7.1)	(7.9)	(7.0)	(37.3)	(0.2)	(54.9)	(1.0)	3.7
Non-controlling interests	(0.0)	—	—	—	—	—	(0.0)	(0.0)	—
Net profit	(20.7)	32.0	(5.2)	29.7	161.8	0.7	198.4	5.2	(11.5)
EPS (yen)	(13)						128	3	(7)	124
Number of shares (millions)	1,556						1,556			1,555

4 Reconciliation from Reported to Core - FY2018Q1

FY2018 Q1
(BN YEN)	REPORTED	REPORTED TO CORE ADJUSTMENTS					CORE
		Amortization & impairment of intangible assets	Other operating income/ expense	Shire acquisition related costs	Shire purchase accounting adjustments	Others
Revenue	449.8	—	—	—	—	—	449.8
Cost of sales	(120.6)	—	—	—	—	—	(120.6)
Gross Profit	329.2	—	—	—	—	—	329.2
SG&A expenses	(145.0)	—	—	4.6	—	—	(140.5)
R&D expenses	(72.0)	—	—	—	—	—	(72.0)
Amortization of intangible assets	(23.7)	23.7	—	—	—	—	—
Impairment losses on intangible assets	(0.4)	0.4	—	—	—	—	—
Other operating income	9.3	—	(9.3)	—	—	—	—
Other operating expenses	1.4	—	(1.4)	0.0	—	—	—
Operating profit	98.9	24.0	(10.7)	4.6	—	—	116.8
Financial income/expenses	(8.6)	—	—	6.0	—	0.7	(1.9)
Equity income/loss	3.6	—	—	—	—	0.9	4.5
Profit before tax	93.9	24.0	(10.7)	10.6	—	1.6	119.4
Tax expense	(15.8)	(5.8)	3.2	(2.1)	—	(1.3)	(21.8)
Non-controlling interests	0.2	—	—	—	—	—	0.2
Net profit	78.2	18.3	(7.5)	8.5	—	0.2	97.7
EPS (yen)	100						125
Number of shares (millions)	782						782

IMPORTANT NOTICE
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Certain Non-IFRS Financial Measures
This report includes certain non-IFRS financial measures and targets. Takeda's management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this report. Non-IFRS results exclude certain income and cost items which are included in IFRS results. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda's performance, core results and underlying trends. Non-IFRS results are not prepared in accordance with IFRS and non-IFRS information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with IFRS. Investors are encouraged to review the reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures, which are on appendices 1-4.

Medical information
This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

Financial information
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (IFRS).

The Shire acquisition closed on January 8, 2019, and our consolidated results for the fiscal year ended March 31, 2019 include Shire’s results from January 8, 2019 to March 31, 2019. References to Legacy Takeda businesses are to our businesses held prior to our acquisition of Shire. References to Legacy Shire businesses are to those businesses acquired through the Shire acquisition.

This report includes certain pro forma information giving effect to the Shire acquisition as if it had occurred on April 1, 2018. This pro forma information has not been prepared in accordance with Article 11 of Regulation S-X. This pro forma information is presented for illustrative purposes and is based on certain assumptions and judgments based on information available to us as of the date hereof, which may not necessarily have been applicable if the Shire acquisition had actually happened as of April 1, 2018. Moreover, this pro forma information gives effect to certain transactions and other events which are not directly attributable to the Shire acquisition and/or which happened subsequently to the Shire acquisition, such as divestitures and the effects of the purchase price allocation for the Shire acquisition, and therefore may not accurately reflect the effect on our financial condition and results of operations if the Shire acquisition had actually been completed on April 1, 2018. Therefore, undue reliance should not be placed on the pro forma information included herein.